UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

WAVECOM S.A.

(Name of Issuer)

Shares, nominal value €1.00 each

American Depositary Shares, evidenced by

American Depositary Receipts, each representing one Share.

(Title of Class of Securities)

943531 10 3

(CUSIP Number)

July 16, 1999

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 943531 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Aram Hékimian
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 0
6. Shared Voting Power 0
7. Sole Dispositive Power 0
8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 0
12.	Type of Reporting Person IN

Item 1.	(a)	Name of Issuer

Wavecom S.A.

	(b)	Address of Issuer’s Principal Executive Offices

Wavecom S.A. 3, esplanade du Foncet 92442 Issy-Les-Moulineaux Cedex-France

Item 2.	(a)	Name of Person Filing

Aram Hékimian

	(b)	Address of Principal Business Office or, if none, Residence

Wavecom S.A. 3, esplanade du Foncet 92442 Issy-Les-Moulineaux Cedex- France

	(c)	Citizenship

France

	(d)	Title of Class of Securities

Shares

	(e)	CUSIP Number

943531 10 3

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

(a) Amount beneficially owned:

0*

(b) Percent of class:

0*

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

0*

(ii) Shared power to vote or to direct the vote

0*

(iii) Sole power to dispose or to direct the disposition of

0*

(iv) Shared power to dispose or to direct the disposition of

0*

*       Pursuant to an Undertaking to Tender among Sierra Wireless Inc and Aram Hékimian, Marie-Hélène Hékimian, Benjamin Hékimian and Rapahël Hékimian (together, the “Shareholders”) dated December 1, 2008, the Shareholders undertook to tender all of their shares to the offer initiated by Sierra Wireless France for all of Wavecom’s shares, ADSs and convertible bonds (the “Offer”). As a result, the Shareholders tendered all of their shares to the Offer which expired on February 12, 2009. Following the settlement-delivery on March 3, 2009, the Shareholders no longer own any Wavecom shares.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:	March 6, 2009

BY:	/s/ ARAM HEKIMIAN
NAME:	ARAM HEKIMIAN